02005036

ED STATES
XCHANGE COMMISSION
gton, D.C. 20549

U6 2-27-02

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SEC FILE NUMBER
8-40214

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 25 2002 365 WASH. D.C. SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Sandler O'Neill & Partners, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

919 Third Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

May Della Pietra (212) 466-7785
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue, New York, New York 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
P MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BD 3/21

SEC 1410 (3-91) 2A

OATH OR AFFIRMATION

I, May Della Pietra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sandler O'Neill & Partners, L.P., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAWRENCE BUCKLEY
Notary Public, State of New York
No. 01BU6062331
Qualified in Nassau County
Commission Expires 8/6/2005

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Partners
Sandler O'Neill & Partners, L.P.
New York, New York

We have audited the accompanying statement of financial condition of Sandler O'Neill & Partners, L.P. as of December 31, 2001. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sandler O'Neill & Partners, L.P. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

January 30, 2002

Sandler O'Neill & Partners, L.P.

Statement of Financial Condition

December 31, 2001

Assets	
Cash and cash equivalents	**$ 73,368,831**
Deposits held as collateral with clearing brokers (Note 1)	**1,573,500**
Due from clearing brokers (Note 1)	**5,198,658**
Securities owned, at market (Notes 1 and 5)	**27,655,808**
Due from related party (Note 4)	**784,033**
Other assets	**5,232,387**
	$113,813,217
Liabilities and Partnership Capital	
Liabilities:	
Commissions and bonuses payable	**$ 15,951,653**
Due to limited partners (Note 2)	**92,928**
Accrued expenses and other liabilities	**18,007,247**
Total liabilities	**34,051,828**
Commitments and contingencies (Notes 6 and 8)	
Partnership capital (Note 8)	**79,761,389**
	$113,813,217

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business And Significant Accounting Policies

Business

Sandler O'Neill & Partners, L.P. ("Partnership") is a Delaware limited partnership. The Partnership provides brokerage and investment banking services. The Partnership is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Partnership has agreements ("Agreements") with two clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Repurchase Agreements

Securities sold under agreements to repurchase (principally U.S. government agency securities) are treated as collateralized financing transactions and are recorded at the amounts at which the securities will be reacquired as specified in the respective agreements plus accrued interest.

Valuation of Securities

Securities owned and securities sold, not yet purchased, are valued at the last recorded sales price on a recognized stock exchange or the average of the bid and ask prices. Unrealized gains and losses are included in operating results.

Use of Estimates

In preparing a statement of financial condition in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income Taxes

The Partnership is organized and operates as a limited partnership and is not subject to Federal and state income taxes as a separate entity.

There is no provision for Federal or state income taxes presented in the accompanying financial statements since the partners are required to report their respective shares of partnership income (loss) in their individual income tax returns.

1. Clearing Agreements

The Partnership has clearing agreements with brokerage firms to carry its account as a customer of the clearing firms and the accounts of its customers. The brokers have custody of the Partnership securities and, occasionally, cash balances which may be due from these brokers.

These securities and/or cash positions serve as collateral for any amounts due to the brokers or as collateral for securities sold short or securities purchased on margin. The securities and/or cash positions also serve as collateral for potential defaults of the Partnership's customers which are carried on the books and records of the clearing firms.

The Partnership is subject to credit risk if the brokers are unable to repay balances due or deliver securities in their custody.

2. Interest on Capital Balances

Pursuant to the Partnership's Second Amended and Restated Agreement of Limited Partnership dated as of January 1, 1999 ("Agreement"), each partner receives a priority distribution equal to 12% per annum of the weighted average positive balance in its respective capital account, exclusive of allocated profits.

3. Short-Term Borrowings

From time to time, the Partnership meets its short-term financing needs through margin borrowings or by entering into repurchase agreements, whereby securities are sold with a commitment to repurchase at a future date.

4. Related Party Transactions

An affiliate of the Partnership, Sandler O'Neill Mortgage Finance Corp., receives technical support services from the Partnership.

5. Securities Owned

Securities owned consist of trading and investment securities at their fair values. Securities owned consist of various corporate and government obligations and stocks totaling $23,310,633 and $4,345,175, respectively.

6. Commitments and Contingencies

Customer Transactions

In the normal course of business, the Partnership executes as agent transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount. As collateral against potential losses due to nonperformance, the Partnership maintains deposits with the Brokers.

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

Securities Sold, Not Yet Purchased

Securities sold, not yet purchased by the Partnership as of December 31, 2001 involve an obligation to purchase such securities at a future date. The Partnership may incur a loss if the market value of the securities subsequently increases.

Regulatory Proceedings

As a regulated entity, the Partnership from time to time is involved in reviews with and audits by governmental agencies and self regulatory organizations. Based on its historical record of compliance, the Partnership does not anticipate any material adverse effect on its financial position as a result of any reviews and audits that may arise.

Litigation

The Partnership is a defendant in various legal actions arising out of its activities as a broker-dealer. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that resolution of these actions will not have a materially adverse effect on the Partnership's financial position.

Operating Leases

The Partnership leases office space and equipment under noncancellable lease agreements expiring through 2012. Minimum rental payments are as follows:

Year ending December 31,	
2002	$1,289,000
2003	1,486,000
2004	1,382,000
2005	1,315,000
2006	1,315,000
Thereafter	6,804,000

7. Profit Sharing Plan

The Partnership has a profit sharing plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code.

8. Regulatory Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Partnership had regulatory net capital of approximately $70,469,000 and a minimum regulatory net capital requirement of approximately $2,270,000. The regulatory net capital ratio of the Partnership was .48 to 1.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017-5001
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Partners
Sandler O'Neill & Partners, L.P.
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Sandler O'Neill & Partners, L.P. ("Partnership") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.



The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.



This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

January 30, 2002

Index

Sandler O'Neill & Partners, L.P.

Statement of Financial Condition

December 31, 2001